                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:         3235-0145
                                                   Expires:     October 31, 1997
                                                   Estimated average burden
                                                   hours per response......14.90


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

       Cayenne Software, Inc. (formerly Bachman Information Systems, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    056359102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Associated Capital, L.P.
Associated Capital Offshore, L.P.      Margery K. Neale, Esq.
A Cap, Inc.                            Shereff, Friedman, Hoffman & Goodman, LLP
Jay H. Zises                           919 Third Avenue
Selig A. Zises                         New York, New York 10022
Nancy J. Frankel-Zises                 (212) 758-9500
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 13, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 056359102                                           Page 2 of 13 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           ASSOCIATED CAPITAL, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

                           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE


      NUMBER OF            7             SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                    1,000,000
      OWNED BY
        EACH               8             SHARED VOTING POWER
      REPORTING
       PERSON              9             SOLE DISPOSITIVE POWER
         WITH
                                                   1,000,000

                          10            SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON

                          1,000,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         5.7%

14       TYPE OF REPORTING PERSON*

                         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 056359102                                           Page 3 of 13 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           ASSOCIATED CAPITAL OFFSHORE, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS

                           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS


      NUMBER OF        7       SOLE VOTING POWER
       SHARES                                    25,000
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                                     25,000
        WITH
                       10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON
                                                              25,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              0.1%
14       TYPE OF REPORTING PERSON*

                                                              PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 056359102                                           Page 4 of 13 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           A CAP, INC.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS

                           WC, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK

                       7       SOLE VOTING POWER
                                                 1,025,000
      NUMBER OF
       SHARES          8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY         9       SOLE DISPOSITIVE POWER
        EACH                                     1,025,000
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON
                                                              1,025,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              5.8%
14       TYPE OF REPORTING PERSON*

                                                              CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 056359102                                           Page 5 of 13 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           JAY H.  ZISES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                         (b) / /

3        SEC USE ONLY


4        SOURCE OF FUNDS

                           WC, PF, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           UNITED STATES

                       7       SOLE VOTING POWER
                                                 1,424,900

      NUMBER OF        8       SHARED VOTING POWER
       SHARES                                      150,000
    BENEFICIALLY       9       SOLE DISPOSITIVE POWER
      OWNED BY                                   1,424,900
        EACH
      REPORTING        10      SHARED DISPOSITIVE POWER
       PERSON                                      150,000
         WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON
                                                              1,574,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                 8.9%
14       TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 056359102                                           Page 6 of 13 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                           SELIG A.  ZISES

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                         (b) / /


3        SEC USE ONLY

4        SOURCE OF FUNDS

                           PF, OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                          UNITED STATES

                       7       SOLE VOTING POWER
                                                 692,400

      NUMBER OF        8       SHARED VOTING POWER
       SHARES                                     25,000
    BENEFICIALLY
      OWNED BY         9       SOLE DISPOSITIVE POWER
        EACH                                     692,400
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                                     25,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING REASON
                                                              717,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                               4.1%
14       TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 10 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission on March 23, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto (the "Statement") with respect to the common stock, $.01 par value per share, of Cayenne Software, Inc. (the "Common Stock"). Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.


Item 2.           Identity and Background

                  (a), (b), (c) and (f) Associated Capital Offshore, L.P., a Cayman Islands limited partnership ("Associated Offshore"), is being added to the Reporting Persons originally specified in the Statement. The business address of Associated Offshore is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

                  The principal business of Associated Offshore is investments.

Item 3.           Source and Amount of Funds

                  Associated Capital purchased an aggregate of 95,000 shares at an aggregate cost of $488,657.50, using its own funds. Associated Offshore purchased an aggregate of 25,000 shares at an aggregate cost of $110,625, using its own funds. The 4,000 shares of Common Stock purchased by Justin Zises were purchased at an aggregate cost of $21,500, using his own funds. The 4,000 shares of Common Stock purchased by Lara Zises were purchased at an aggregate cost of $21,500, using her own funds. The 3,900 shares of Common Stock purchased by Samantha Zises were purchased at an aggregate cost of $20,962.50, using her own funds. Selig A. Zises purchased an aggregate of 85,000 shares of Common Stock for his personal and retirement accounts at an aggregate cost of $423,552.50, using his own funds.

                        All of the amounts reported herein are net of commissions.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Associated Capital is the beneficial and record owner of 1,000,000 shares of Common Stock, or 5.7% of the outstanding shares of Common Stock. Associated Offshore is the beneficial and record owner of 25,000 shares of Common Stock, or 0.1% of the outstanding shares of Common Stock.

                  As the general partner of Associated Capital, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the

1,000,000 shares of Common Stock owned by Associated Capital. As the investment manager of Associated Offshore, A Cap has the sole power to vote and to direct the voting of and the sole power to dispose and direct the disposition of the 25,000 shares of Common Stock owned by Associated Offshore.1 Accordingly, A Cap may be deemed to be the beneficial owner of such 1,025,000 shares of Common Stock or 5.8% of the outstanding shares of Common Stock.

                  Jay Zises, as President of A Cap, has the sole power to vote and to direct the voting of, and to dispose and to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by A Cap. Accordingly, Mr. Zises may be deemed to be the beneficial owner of such 1,025,000 shares of Common Stock or 5.8% of the outstanding shares of Common Stock.


                  Jay Zises is the beneficial and record owner of an aggregate of 370,000 shares of Common Stock or 2.1% of the outstanding in his personal account, individual retirement account ("IRA") and Keogh account. As hereinafter described, Mr. Zises also may be deemed to own beneficially an additional 179,900 shares of Common Stock or 1.0% of the outstanding. Such shares are owned of record as follows: (i) 30,000 shares of Common Stock (0.2%) held in the account of his son, Justin Zises, (ii) 29,900 shares of Common Stock (0.2%) held in an UGMA account for the benefit of his daughter, Meryl Zises, (iii) 30,000 shares of Common Stock (0.2%) in the account of his daughter, Lara Zises, and
(iv) 30,000 shares of Common Stock (0.2%) in the account of his daughter, Samantha Zises, (v) 35,000 shares of Common Stock (0.2%) in the account of his ex-wife, Susan Zises, and (vi) 25,000 shares of Common Stock (0.1%) in the account of his mother-in-law, Inge Frankel.

                  In addition to the 1,000,000 shares of Common Stock owned by Associated Capital and the 25,000 shares of Common Stock owned by Associated Offshore, Jay Zises has sole power to vote or direct the vote of, and to dispose and to direct the disposition of, 399,900 shares of Common Stock, consisting of
(A) the 370,000 shares held in Mr. Zises's personal, IRA and Keogh accounts, and
(B) the 29,900 shares held in the UGMA account for Meryl Zises. Jay Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 150,000 shares of Common Stock, consisting of (A) the 30,000 shares held in Lara Zises's account, (B) the 30,000 shares held in Samantha Zises's account, (C) the 30,000 shares held in Justin Zises's account,
(D) the 35,000 shares held in Susan Zises's account, and (E) the 25,000 shares held in Inge Frankel's account.

                  Selig A. Zises is the beneficial and record owner of an aggregate of 692,400

--------
   1 A Cap Ltd., a Cayman Islands company, is the sole general partner of Associated Offshore. A Cap Ltd. has delegated all of its discretionary authority over the investments of Associated Offshore to A Cap as investment manager.

shares of Common Stock, or 3.9% of the outstanding, in Mr. Zises's personal account and IRA. In addition, as described below, Mr. Zises also may be deemed to own beneficially an additional 25,000 shares of Common Stock, or 0.1% of the outstanding, held in the account of his daughter, Lynn Zises.

                  Selig A. Zises has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 692,400 shares of Common Stock, consisting of all of the shares held in Mr. Zises's personal and IRA accounts. Selig A. Zises has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of 25,000 shares of Common Stock, consisting of the shares held in Lynn Zises's account.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange

Act of 1934, as amended (the "Securities Exchange Act"). The percentage of ownership of the Reporting Persons is based on 17,687,406 outstanding shares of Common Stock of the Issuer as of November 8, 1996, based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A.  Agreement of Joint Filing.

                  Exhibit B.  Purchases of Common Stock of Issuer.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     ASSOCIATED CAPITAL, L.P.

                                           By: A CAP, INC., as General Partner

                                           By:       /s/ Jay H. Zises
                                               -------------------------------
                                                 Jay H. Zises, President

                                           ASSOCIATED CAPITAL OFFSHORE, L.P.

                                           By: A CAP, LTD., as General Partner

                                           By:  /s/ J.D. Hunter
                                               -------------------------------
                                                  J.D. Hunter, Managing Director

                                           A CAP, INC.

                                           By:  /s/  Jay H. Zises
                                               -------------------------------
                                                  Jay H. Zises, President

                                               /s/ Jay H. Zises
                                               -------------------------------
                                                  Jay H. Zises

                                               /s/ Selig A. Zises
                                               -------------------------------
                                                  Selig A. Zises

Dated: January 16, 1997